Exhibit 2.03
FIRST AMENDMENT TO THE
MIDWEST BANC HOLDINGS, INC. STOCK AND INCENTIVE PLAN
          The Midwest Banc Holdings, Inc. Stock and Incentive Plan (the “Plan”) was adopted effective March 23, 2005. The Plan is now in full force and effect and sponsored by Midwest Banc Holdings, Inc. (the “Company”). The Company now wishes to amend the Plan to comply with Section 409A of the Internal Revenue Code and the final Treasury regulations thereunder. To accomplish these purposes and pursuant to the authority contained in Section 13.1 of the Plan, the Company has approved the following changes to the Plan:
          1. The definition of “Change in Control” as set forth under Section 2.1 of the Plan is amended in its entirety to read as follows, effective January 1, 2008:
     “Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the assets of the Company as provided in Section 409A(a)(2)(A)(v) of the Code and the final Treasury regulations thereunder. In accordance with the final Treasury regulations, “Change in Control” means any one of the events described below
     (i) Change in Ownership. A change in the ownership of the Company occurs on the date that any person or persons acting as a group acquires ownership of stock of the Company that, together with stock held by such person or group, constitutes more than fifty (50) percent of the total fair market value or total voting power of the stock of such Company. If a person or group is considered to own more than fifty (50) percent of the total fair market value or total combined voting power of the stock of the Company, the acquisition of additional stock by the same person or persons is not considered to cause a change in the ownership of the Company (or to cause a change in the “effective control of the Company” within the meaning of paragraph (iii)).
     (ii) Change in Effective Control. A change in the effective control of the Company occurs on the date that a majority of the Company’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company’s board of directors prior to the date of the appointment or election.
     (iii) Change in Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets occurs on the date that any person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than fifty (50) percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

          2. The definition of “Disability” as set forth under Section 2.1 of the Plan is amended in its entirety to read as follows, effective January 1, 2008:
     “Disability” means the Participant: is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months. Determination of Disability may be made by either the Social Security Administration or by the claims administrator of a disability insurance program covering employees of the Company provided that the definition of “disability” applied under such insurance program complies with the requirements of the preceding sentence. Upon the request of the Company, the Participant must submit proof to the Company of the Social Security Administration’s or the provider’s determination.
          3. The definition of “Incentive Stock Option” or “ISO” as set forth under Section 2.1 of the Plan is amended by adding the following at the end thereof, effective January 1, 2008:
For purposes of this definition, the modification, extension or renewal of an Incentive Stock Option that is treated as the grant of a new option that is not a statutory option is not permitted.
          4. The definition of “Nonqualified Stock Option” or “NQSO” as set forth under Section 2.1 of the Plan is amended in its entirety to read as follows, effective January 1, 2008:
     “Nonqualified Stock Option” or “NQSO” means an option to purchase Common Stock of the Company other than an Incentive Stock Option described in Section 422 of the Code that satisfies the following requirements: (1) the amount required to purchase the Common Stock under the Nonqualified Stock Option (the exercise price) may never be less than the Fair Market Value of the underlying Common Stock (disregarding lapse restrictions as defined in Section 1.83-3(i) of the Treasury regulations) on the date the Nonqualified Stock Option is granted and the number of Shares subject to the Nonqualified Stock Option is fixed on the original date of grant of the option; (2) the transfer or exercise of the Nonqualified Stock Option is subject to taxation under Section 83 of the Code and Section 1.83-7 of the Treasury regulations; (3) the Nonqualified Stock Option does not include any feature for the deferral of compensation other than the deferral of recognition of income until the later of (a) the exercise or disposition of the option under Section 1.83-7 of the Treasury regulations or (b) the time the Common Stock acquired pursuant to the exercise of the option first becomes substantially vested (as defined in Section 1.83-3(b) of the Treasury regulations).
          5. The definition of “Stock Appreciation Right” or “SAR” as set forth under Section 2.1 of the Plan is amended in its entirety to read as follows, effective January 1, 2008:

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     “Stock Appreciation Right” or “SAR” means a right to compensation based on the appreciation in value of a specified number of Shares occurring between the date of grant and the date of exercise of such right (a stock appreciation right). An SAR issued under the Plan must meeting the following requirements: (1) the compensation payable under the SAR cannot be greater than the excess of the Fair Market Value of the Common Stock (disregarding lapse restrictions as defined in Section 1.83-3(i) of the Treasury regulations) on the date the SAR is exercised over an amount specified on the date of grant of the SAR (the SAR exercise price), with respect to a number of Shares fixed on or before the date of grant of the right; (2) the SAR exercise price may never be less than the Fair Market Value of the underlying Common Stock (disregarding lapse restrictions as defined in Section 1.83-3(i) of the Treasury regulations) on the date the right is granted; and (3) the SAR does not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the SAR.
          6. Section 9.1 of the Plan is amended to read as follows, effective January 1, 2008:
     9.1 Grant of Restricted Stock Units. Subject to the provisions of Section 1.3 and Article IV, the Committee, at any time and from time to time, may grant Restricted Stock Units under the Plan to such Employees or Non-Employee Directors as it shall determine. Each Restricted Stock Unit Award shall be evidenced by an Award Agreement and may provide for payment to the Participant in cash or Shares or a combination thereof upon expiration of the Period of Restriction.
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     IN WITNESS WHEREOF, Midwest Banc Holdings, Inc. by its appropriate officers duly authorized, has executed this instrument this ___day of __________, 2007.

MIDWEST BANC HOLDINGS, INC.
By:

As its:

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